SD
Form SD— Specialized Disclosure Report
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
AGILENT TECHNOLOGIES, INC.
(Exact name of the registrant as specified in its charter)

DELAWARE	001-15405	77-0518772
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.

5301 Stevens Creek Blvd., Santa Clara, California	95051
(Address of principal executive offices)	(Zip code)

Didier Hirsch	(408) 345-8886
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Agilent Technologies, Inc. (“Agilent” or “we”) submits this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2013. The Securities and Exchange Commission (“SEC”) issued the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”).The Rule imposes certain reporting requirements on issuers like Agilent whose products contain conflict minerals1 that are necessary to their functionality or production (sometimes referred to as “necessary conflict minerals”). Specifically, the Rule requires issuers to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If the issuer concludes that any conflict minerals did originate in the Covered Countries, the issuer then must conduct due diligence to determine whether the mining and sale of those conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Finally, the Rule requires issuers to report their findings publicly via a Form SD.

Company Overview

Agilent is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries.
Our life sciences and diagnostics business focuses on the pharmaceutical, academic and government, bio-agriculture, food safety, clinical markets, biotechnology and contract research organization industries. Our chemical analysis business focuses on the petrochemical, environmental, forensics and food safety industries. Agilent’s electronic measurement business addresses the communications, electronics and other industries. In addition to our three businesses, Agilent’s centralized manufacturing and order fulfillment is handled through the Agilent Order Fulfillment function and research is conducted through Agilent Technologies Laboratories. Some of the electronic instruments manufactured by Agilent for its various business units utilize some amount of tungsten, tantalum, tin and gold.
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1The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

SECTION 1: CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosures and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Agilent has concluded in good faith that during 2013,

a)	Agilent has manufactured or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

b)
Based on its RCOI, Agilent knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

Description of Agilent’s RCOI

Agilent’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in our products originated from the Covered Countries. We retained a third-party specialist, Assent Compliance (“Assent”), to assist us in gathering information on all relevant parties in our supply chain. Assent maintains a database of information on companies’ uses of conflict minerals, and using this database we were able to survey a portion of Agilent’s suppliers. In addition, at Agilent’s direction Assent conducted a survey of all suppliers not already in its database. For this supply chain survey, Assent used the EICC-GeSI Conflict Minerals Reporting Template (the “EICC-GeSI Template”).

Assent’s survey targeted Agilent’s strategic and core suppliers, which account for 85% of Agilent’s procurement spend. The survey included all of these suppliers, as Agilent could not determine definitively which suppliers might supply products containing necessary conflict minerals. As of this filing, 29.82% of Agilent’s suppliers have responded to the supply chain survey via the EICC-GeSI Template.

Below is a summary of the information collected thus far from all supply-chain respondents:

Information	Percentage of Suppliers Surveyed
Suppliers Responded	29.82%
Suppliers with Conflict Minerals	47.17% of respondents
Suppliers with Conflict Minerals from Covered Countries	4.28% of respondents
Suppliers Yet to Respond	66.79%
Suppliers Deemed Out of Scope	3.38%

Currently, only 4.28% of respondents have declared that their conflict minerals originate in the Covered Countries. But as of this filing we do not know whether those conflict minerals financed conflict in the Covered Countries, whether directly or indirectly.

Conflict Minerals Disclosure

Agilent’s Form SD and Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.investor.agilent.com/phoenix.zhtml?c=103274&p=irol-sec and www.agilent.com/environment/environment.shtml, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

Agilent has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AGILENT TECHNOLOGIES, INC.
(Registrant)
/s/ Michael Tang	June 2, 2014
By Michael Tang Vice President, Assistant General Counsel and Assistant Secretary	(Date)